UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant's Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in the management of its controlled subsidiaries, Ag Plenus Ltd., or AgPlenus, and Lavie Bio Ltd., or Lavie Bio:

AgPlenus

Dr. Brian Ember has been appointed Chief Executive Officer of AgPlenus, Evogene's subsidiary in the area of ag-chemicals, effective December 1, 2021, replacing Mr. Douglas A. Eisner. Evogene thanks Mr. Eisner for his service and he will continue to serve as a consultant to AgPlenus. Mr. Eisner's resignation was not a result of a disagreement with Evogene or AgPlenus on any matters related to Evogene's or AgPlenus' operations, policies or practices.

Dr. Ember brings extensive experience in the ag-chemicals industry, holding various senior leadership roles, including Head of Global Portfolio Management and Head of Marketing and Business Development, Americas for Biotalys, an agricultural technology company focused on reinventing food protection with protein-based biocontrol solutions; Senior Director, Business Development for AgriMetis, an innovative crop protection company; and various management roles at BASF and Syngenta. Dr. Ember holds a BSc in Chemistry from the University of Florida, Gainesville, FL; a PhD in Organic Chemistry from the University of Georgia, Athens, GA; and an MBA from Kenan-Flagler Business School at the University of North Carolina, Chapel Hill, NC. Dr. Ember is located in Morrisville, North Carolina, USA.

Lavie Bio

Mr. Ido Dor requested to resign from his position as Chief Executive Officer, or CEO, of Lavie Bio, Evogene's subsidiary in the area of ag-biologicals. Mr. Dor will remain in his position as CEO of Lavie Bio through November 14, 2021. Evogene thanks Mr. Dor for his service and he will continue to serve as a consultant to Lavie Bio. Mr. Dor's resignation was not a result of a disagreement with Evogene or Lavie Bio on any matters related to Evogene's or Lavie Bio's operations, policies or practices. Lavie Bio is currently seeking a replacement for this position and during that period Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, will serve as an active chairman of Lavie Bio.

In addition, Mr. Dotan Borenstein will be appointed Chief Business Officer of Lavie Bio, effective November 1, 2021. Mr. Borenstein, a former combat pilot and officer in the Israeli Air Force, brings substantial experience in the ag-tech and clean-tech industries, holding various leadership roles, including Chief Executive Officer of SaliCrop, an agricultural biotechnological startup, and Business Development Manager at Hutchison Kinrot, a technology incubator and seed investor for clean-tech companies. Mr. Borenstein holds an MBA from HEC Paris, France; and a BSc in Physics and Computer Science from the Bar-Ilan University, Israel.

This Report of ForeignPrivate Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2021	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer